Exhibit 99.2

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Mart Network Solutions Ltd and RiT Technologies Announce Partnership
for Marketing of RiT’s New EPV Cabling Management Solution

Feltham-Middlesex, UK: 6th December, 2010 – Mart Network Solutions Ltd., a U.K.-based provider of advanced cabling infrastructure, and RiT Technologies Ltd. (NASDAQ: RITT) today announced a strategic partnership agreement through which Mart Network Solutions Ltd will add RiT’s recently-launched EPV Cabling Management Solution to its Giganet Networking Solutions range of copper and fibre optic cabling systems. Through this agreement, the EPV solution will be made available to Giganet Networking Solutions customers in East Africa.

EPV is RiT’s most recent addition to its industry-leading portfolio of Enterprise network and infrastructure management solutions. Designed for easy deployment, EPV is intended for organizations looking to take a first, risk-free step into cabling management, thereby gaining an accurate, real-time picture of the cabling infrastructure. As a standalone solution designed to work straight from the box, EPV requires no installation of additional software or servers and is extremely simple to operate.

“The EPV Solution for the small-to-medium business (SMB) market will give IT Infrastructure administrators a complete intelligent solution that offers the market’s best price/performance. The use of EPV generates direct financial advantages, reducing total cost of ownership (TCO), capital expenditure (CAPEX) and operating expenses (OPEX). As an additional advantage, EPV can be easily upgraded to the RiT PatchView™ system, the industry’s leading full-featured intelligent infrastructure management (IIM) solution, giving customers a clear migration path from initial installations to large-scale Enterprise deployments,” commented Aunally Maloo, Managing Director of Mart Network Solutions Ltd.

Fab Boolaky, Giganet Networking Solutions product manager, continued, “The EPV solution supports up to 4,608 panel ports including remote sites, which is ideal for the SMB market and appropriate for all vertical markets. As a ‘plug-n-play’ system, it requires no installation of additional software or servers, and is easy to install, configure and monitor, yet provides the comprehensive, real-time connectivity information needed to manage cabling infrastructure effectively.”

EPV system brings intelligence to existing communications systems, using proprietary intelligent scanners and panels to automatically collect up-to-date information regarding connectivity throughout the network. This connectivity information is displayed on an embedded web-based application, making it accessible wherever there is Internet connectivity. In addition, since all connectivity changes are detected immediately, the system is able to send notifications and real-time alerts the moment a change occurs, both to the system GUI and to the IT staff via email.

Eran Ayzik, President & CEO of RiT Technologies, concluded, “We have great respect for Giganet Networking Solutions and are confident that they will succeed in their efforts to spread the EPV concept throughout East Africa. We are pleased with the rate at which our channel network is expanding and believe that it will help us achieve a significant expansion in the sales of our Enterprise products.”

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About Giganet Networking Solutions

The Giganet cabling system has been designed & manufactured by the Mart Network Group which have over 15 years experience and knowledge on Infrastructure Cabling solutions.

The Giganet Brand has been developed with stringent quality controls and the Installer in mind ensuring application performance and ease of termination.

The Giganet Copper and Fibre systems support full convergence in an ever demanding workplace.

The Giganet Brand is the best priced performance solution which is globally manufactured to exceed International cabling standards.

With warehouse locations in the UK, Middle East & Africa, Giganet Networking Solutions have stock for immediate deliveries.

Our dedicated teams have a specialist level of expertise, to help with design, pre-sales and after sales support.

The Giganet Certified Installer training covers best practices in both copper and fibre with theory, videos and practical sessions. This prepares accredited Installers to provide a comprehensive 25 years application warranty covering both products and labour.

For more information, please visit our website: www.giga-net.co.uk

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

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Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Fab Boolaky
Business Development Manager (EMEA)
Tel: 0208 616 0246
Fax: 0844 822 2456
Mobile: 0779 183 1476
Email: fab_boolaky@giga-net.co.uk

RiT Technologies Ltd.